                                                                                                                      N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES FIRST OIL
FROM ITS DUART DEVELOPMENT

CALGARY, Alberta –September 21, 2007: Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., has commenced production from the Duart field approximately two months ahead of schedule.

The Duart field was discovered in 1988 and is located 116 miles Northeast of Aberdeen, in Block 14/20b, approximately five miles west of the Tartan platform. The field was developed with a single well tied back to the Tartan platform. Duart oil will be exported via the Flotta system, together with other Tartan area production. Initial production rates are expected to exceed 6,000 bbls/d.

The field is an integral part of Talisman’s plans to prolong the life of both the Tartan platform and the Flotta export system.  Talisman Energy (UK) Limited operates the Duart field with a 50% interest and the remaining 50% is owned by Nexen Petroleum U.K. Ltd.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate                                                                                              Christopher J. LeGallais
& Investor Communications                                                                                     Senior Manager, Investor Relations
Phone:  403-237-1196  Fax:  403-237-1210                                                                                                Phone:  403-237-1957  Fax: 403-237-1210
E-mail:   tlm@talisman-energy.com                                                                                                  Email:  tlm@talisman-energy.com

28-07

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation.  These forward-looking statements include statements regarding: initial production estimates from the Duart field; intended pipeline network and processing facility to be utilized; business plans; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects,” “does not expect” or “is expected,” “anticipates” or “does not anticipate,” “plans” or “planned,” “estimates” or “estimated,” “projects” or “projected,” “forecasts” or “forecasted,” “believes,” “intends,” “likely,” “possible,” “probable,” “scheduled,” “positioned,” “goals,” or “objectives” or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Undue reliance should not be placed on forward-looking statements.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements.  These risks and uncertainties include:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•           risks and uncertainties involving geology of oil and gas deposits;
•           the uncertainty of reserves estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to development projects;
•	risk that adequate pipeline capacity to transport the gas to market may not be available;
•           health, safety and environmental risks;
•           changes to general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•           the Company’s ability to implement its business strategy.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risk Factors” and elsewhere in the Company’s 2006 Annual Financial Report.  Additional information may be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Gross Production

In this news release, Talisman makes reference to estimated production volumes.  Such production volumes are estimated on a gross basis, which means they are estimated prior to the deduction of royalties and similar payments.  In the US, net production volumes are reported after the deduction of these amounts.